Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/06/17	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: April 6, 2017

By: _____
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 6th day of April, 2017.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

SEC
Mail Processing
Section

APR 10 2017

Washington DC
412

2017 APR 11 AM 8:16
SEC / TM

RECEIVED

17002481

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of April 5, 2017, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 46   **As of April 5, 2017**

ABN AMRO CLEARING CHICAGO LLC	**Approval Date:** 3/7/2013
175 West Jackson Blvd., Ste. 400	**MIAX Membership Activities:**
Chicago　　　IL　　60604　　　Tele #: (312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE
APEX CLEARING CORPORATION	**Approval Date:** 11/18/2015
350 N. St. Paul, Suite 1300	**MIAX Membership Activities:**
Dallas　　　TX　　75201　　　Tele #: (214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.	**Approval Date:** 12/7/2012
745 Seventh Avenue	**MIAX Membership Activities:**
New York　　NY　　10019　　　Tele #: (212) 526-7000	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.	**Approval Date:** 10/10/2014
3 Times Square, 27th Floor	**MIAX Membership Activities:**
New York　　NY　　10036　　　Tele #: (212) 885-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP.	**Approval Date:** 4/21/2014
787 Seventh Avenue	**MIAX Membership Activities:**
New York　　NY　　10019　　　Tele #: (212) 841-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC	**Approval Date:** 12/7/2012
131 South Dearborn Street	**MIAX Membership Activities:**
Chicago　　　IL　　60603　　　Tele #: (312) 395-2100	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	**Approval Date:** 12/7/2012
11 Ewall Street	**MIAX Membership Activities:**
Mt. Pleasant　　SC　　29464　　　Tele #: (843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC	**Approval Date:** 12/7/2012
111 W. Jackson Blvd., 20th Fl.	**MIAX Membership Activities:**
Chicago　　　IL　　60604　　　Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC	**Approval Date:** 12/1/2014
1633 Broadway, 48th Floor	**MIAX Membership Activities:**
New York　　NY　　10019　　　Tele #: (212) 486-7500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	**Approval Date:** 12/7/2012
11 Madison Avenue, 3rd Floor	**MIAX Membership Activities:**
New York　　NY　　10010　　　Tele #: (212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP	**Approval Date:** 11/2/2015
101 Montgomery Street, Ste. 700	**MIAX Membership Activities:**
San Francisco　CA　94104　　　Tele #: (415) 293-3956	REGULAR MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC	**Approval Date:** 12/7/2012
910 Van Buren Street, Ste. 400	**MIAX Membership Activities:**
Chicago　　　IL　　60607　　　Tele #: (847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.	**Approval Date:** 1/25/2013
60 Wall Street	**MIAX Membership Activities:**
New York　　NY　　10005　　　Tele #: (212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C.	**Approval Date:** 8/31/2015
540 West Madison, Ste. 2500	**MIAX Membership Activities:**
Chicago　　　NY　　60661　　　Tele #: (312) 542-3231	ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP	Approval Date: 12/7/2012
401 City Avenue, Ste. 200	**MIAX Membership Activities:**
Bala Cynwyd PA 19004 Tele #: (610) 617-2600	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	Approval Date: 12/7/2012
200 West Street	**MIAX Membership Activities:**
New York NY 10282 Tele #: (212) 902-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GOLDMAN, SACHS & CO.	Approval Date: 1/15/2013
200 West Street	**MIAX Membership Activities:**
New York NY 10282 Tele #: (212) 902-1000	ALL MEMBERSHIPS
GROUP ONE TRADING LP	Approval Date: 10/20/2014
440 South La Salle, Ste. 3232	**MIAX Membership Activities:**
Chicago IL 60605 Tele #: (312) 347-8864	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
HILLTOP SECURITIES INC.	Approval Date: 2/8/2013
1201 Elm Street, Ste. 3500	**MIAX Membership Activities:**
Dallas TX 75270 Tele #: (214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE
HRT FINANCIAL LLC	Approval Date: 3/29/2017
32 Old Slip, 30th Floor	**MIAX Membership Activities:**
New York NY 10005 Tele #: (212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	Approval Date: 8/26/2014
233 South Wacker Drive, #4300	**MIAX Membership Activities:**
Chicago IL 60606 Tele #: (312) 244-3300	ALL MARKET MAKER CLASSES
INSTINET, LLC	Approval Date: 3/27/2013
309 West 49th Street	**MIAX Membership Activities:**
New York NY 10019 Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC	Approval Date: 12/7/2012
One Pickwick Plaza, 2nd Fl.	**MIAX Membership Activities:**
Greenwich CT 06830 Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC	Approval Date: 12/7/2012
601 S. LaSalle, Ste. 300	**MIAX Membership Activities:**
Chicago IL 60605 Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC	Approval Date: 12/7/2012
383 Madison Avenue	**MIAX Membership Activities:**
New York NY 10179 Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC	Approval Date: 9/15/2014
520 Madison Avenue	**MIAX Membership Activities:**
New York NY 10022 Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC	Approval Date: 12/7/2012
300 Vesey Street	**MIAX Membership Activities:**
New York NY 10282 Tele #: (201) 386-2891	ALL MEMBERSHIPS
LIME BROKERAGE LLC	Approval Date: 12/7/2012
625 Broadway, 12th Floor	**MIAX Membership Activities:**
New York NY 10012 Tele #: (212) 824-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	Approval Date: 12/7/2012
One Bryant Park, 6th Fl.	**MIAX Membership Activities:**
New York NY 10036 Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	Approval Date: 12/7/2012
One Bryant Park	**MIAX Membership Activities:**
New York NY 10036 Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC	Approval Date: 12/7/2012
1585 Broadway	**MIAX Membership Activities:**
New York NY 10036 Tele #: (212) 761-4000	ALL MEMBERSHIPS

OPTIVER US LLC		Approval Date: 1/27/2015
130 E. Randolph Street, Ste. 1300		**MIAX Membership Activities:**
Chicago IL 60601	Tele #: (312) 821-9500	REGULAR MARKET MAKER
PEAK6 CAPITAL MANAGEMENT LLC		Approval Date: 7/22/2015
141 W. Jackson Blvd., Ste. 500		**MIAX Membership Activities:**
Chicago IL 60604	Tele #: (312) 444-8700	ELECTRONIC EXCH. MEMBER: ORDER FLOW
PERSHING LLC		Approval Date: 3/12/2013
1 Pershing Plaza, 10th Fl.		**MIAX Membership Activities:**
Jersey City NJ 07399	Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP		Approval Date: 4/7/2015
Three Greenway Plaza		**MIAX Membership Activities:**
Houston TX 77046	Tele #: (713) 333-5440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC		Approval Date: 9/20/2013
230 So. LaSalle St., Ste. 4-100		**MIAX Membership Activities:**
Chicago IL 60604	Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA INVESTMENT GROUP		Approval Date: 11/23/2016
401 City Avenue, Ste. 201		**MIAX Membership Activities:**
Bala Cynwyd PA 19004	Tele #: (610) 617-2600	REGULAR MARKET MAKER
SUSQUEHANNA SECURITIES		Approval Date: 12/7/2012
401 City Avenue, Ste. 220		**MIAX Membership Activities:**
Bala Cynwyd PA 19004	Tele #: (610) 617-2600	PRIMARY LEAD & LEAD MARKET MAKER
TIMBER HILL LLC		Approval Date: 12/7/2012
One Pickwick Plaza, Ste. 200		**MIAX Membership Activities:**
Greenwich CT 06830	Tele #: (203) 618-5800	ALL MARKET MAKER CLASSES/EEM: CLEARANCE
UBS SECURITIES LLC		Approval Date: 12/7/2012
1285 Avenue of the Americas		**MIAX Membership Activities:**
New York NY 10019	Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC		Approval Date: 5/31/2013
250 Vesey Street, Ste. 2601		**MIAX Membership Activities:**
New York NY 10281	Tele #: (646) 484-3000	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC		Approval Date: 5/13/2015
2800 Niagara Lane North		**MIAX Membership Activities:**
Plymouth MN 55447	Tele #: (952) 345-6611	REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.		Approval Date: 12/7/2012
1000 Wilshire Boulevard, Suite 900		**MIAX Membership Activities:**
Los Angeles CA 90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC		Approval Date: 4/11/2014
550 South Tryon Street, 6th Floor		**MIAX Membership Activities:**
Charlotte NC 28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC		Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200		**MIAX Membership Activities:**
Chicago IL 60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC		Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200		**MIAX Membership Activities:**
Chicago IL 60604	Tele #: (312) 884-3490	PRIMARY LEAD & LEAD MARKET MAKER